GALIANO GOLD ADDRESSES RECENT INCIDENT AT THE
ASANKO GOLD MINE

Vancouver, British Columbia, September 9, 2025 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) provides the following statement regarding an incident that occurred at its Asanko Gold Mine ("AGM") on September 9, 2025.

The incident involved a confrontation between community members and military personnel on the Company's operating concessions in the Amansie South District of Ghana. The military presence forms part of a state-mandated security intervention, coordinated through the Ghana Chamber of Mines. Tensions escalated within the local community, leading to civil unrest, including a fatality and damage to contractor equipment.

The Company shares in the community's grief over the tragic loss of life and extends its heartfelt condolences to the affected families during this difficult time.

Galiano is supporting local authorities, government officials, and community leaders as investigations are underway and the Company remains committed to maintaining constructive dialogue with all stakeholders.

Operations at the Esaase deposit have been temporarily suspended, while operations at the Abore deposit and processing plant are unaffected. The Company will provide further updates once investigations are complete.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Contact Information

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com